Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in 000’s)	Nine Months Ended
		Fiscal Years Ending
	July 1,
	2006	2005	2004	2003	2002	2001

Net income (loss) for the period	$(140,170)	$372,421	$402,907	$337,408	$382,727	$87,859
Add: Income tax (benefit) expense	(76,340)	155,770	232,392	185,493	210,237	58,362
Add: Minority interest	(45)	(120)	(68)	248	(97)	18,750
Fixed charges	231,027	276,974	314,681	337,164	351,622	175,457
Less: Capitalized interest	(6,663)	(6,490)	(3,491)	(3,325)	(9,264)	(3,249)
Income (loss) before taxes on income and fixed charges	7,809	798,555	946,421	856,988	935,225	337,179

Fixed Charges:
Interest	187,063	225,536	268,438	294,175	296,983	143,718
Capitalized interest	6,663	6,490	3,491	3,325	9,264	3,249
Rentals at computed interest factor (1)	34,531	38,805	37,010	34,730	37,504	25,343
Amortization of debt discount expense	2,770	6,143	5,742	4,934	7,871	3,147
Total fixed charges	$231,027	$276,974	$314,681	$337,164	$351,622	$175,457

Ratio of earnings to fixed charges	-	2.88	3.01	2.54	2.66	1.92

Insufficient Coverage	$223,218	$ -	$ -	$ -	$ -	$ -

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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